# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Envoy Medical, Inc., CIK 0001840877
CUSIP: 29415V109
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Date of event which requires filing of this statement: 09/29/2023
Filed by CIK 0001846378
Persons authorized to receive notices and communications: Whitney Haring-Smith, c/o Anzu SPAC GP I LLC, 12610 Race Track Road, Suite 250, Tampa, Florida (FL), 33626, (202) 742-5870

## Reporting persons
- Anzu SPAC GP I LLC (CIK 0001846378): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,849,276; shared voting power 869,565; sole dispositive power 1,849,276; shared dispositive power 869,565; aggregate amount beneficially owned 2,718,841 (11.33% of the class)
  Comment: (1) Shares beneficially owned by the Reporting Person with sole voting and dispositive power are comprised of 1,849,276 shares of the Issuer's (as defined below) Class A common stock, par value $0.0001 per share (the ''Class A Common Stock'') issuable upon the conversion of 2,126,667 shares of the Issuer's Series A preferred stock, par value $0.0001 per share (the ''Series A Preferred Stock'') received by the Sponsor (as defined below) in a private exchange offer for 2,126,667 shares of the Issuer's Class B common stock, par value $0.0001 per share (the ''Class B Common Stock'').
  
  (2) Shares beneficially owned by the Reporting Person with shared voting and dispositive power are comprised of 869,565 shares of Class A Common Stock issuable upon conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock, which were issued to the PIPE Investors (as defined below) pursuant to that certain subscription agreement, dated as of April 17, 2023, as amended by Amendment No. 1 to the Subscription Agreement, dated as of May 12, 2023, and Amendment No. 2 to the Subscription Agreement, dated as of August 23, 2023, by and between Anzu and the Sponsor (as amended, the ''Subscription Agreement'').
  
  (3) Percent of class represented by amount in Row (11) is based on 20,244,865 outstanding shares of Class A Common Stock as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 14, 2024, plus the shares of Class A Common Stock issuable upon the conversion of shares of Series A Preferred Stock beneficially owned by such Reporting Person.
- AICP III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 200,000; shared voting power 0; sole dispositive power 200,000; shared dispositive power 0; aggregate amount beneficially owned 200,000 (0.98% of the class)
  Comment: (1) Shares beneficially owned by the Reporting Person with sole voting and dispositive power are comprised of 200,000 shares of Class A Common Stock issuable upon the conversion of 230,000 shares of Series A Preferred Stock, which were issued to AICP III, L.P. pursuant to the Subscription Agreement.
  
  (2) Percent of class represented by amount in Row (11) is based on 20,244,865 outstanding shares of Class A Common Stock as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 14, 2024, plus the shares of Class A Common Stock issuable upon the conversion of shares of Series A Preferred Stock beneficially owned by such Reporting Person.
- Anzu Industrial Capital Partners III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 65,217; shared voting power 0; sole dispositive power 65,217; shared dispositive power 0; aggregate amount beneficially owned 65,217 (0.32% of the class)
  Comment: (1) Shares beneficially owned by the Reporting Person with sole voting and dispositive power are comprised of 65,217 shares of Class A Common Stock issuable upon the conversion of 75,000 shares of Series A Preferred Stock, which were issued to Anzu Industrial Capital Partners III, L.P. pursuant to the Subscription Agreement.
  
  (2) Percent of class represented by amount in Row (11) is based on 20,244,865 outstanding shares of Class A Common Stock as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 14, 2024, plus the shares of Class A Common Stock issuable upon the conversion of shares of Series A Preferred Stock beneficially owned by such Reporting Person.
- Anzu Industrial Capital Partners III QP, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 604,348; shared voting power 0; sole dispositive power 604,348; shared dispositive power 0; aggregate amount beneficially owned 604,348 (2.9% of the class)
  Comment: (1) Shares beneficially owned by the Reporting Person with sole voting and dispositive power are comprised of 604,348 shares of Class A Common Stock issuable upon the conversion of 695,000 shares of Series A Preferred Stock, which were issued to Anzu Industrial Capital Partners III, L.P. pursuant to the Subscription Agreement.
  
  (2) Percent of class represented by amount in Row (11) is based on 20,244,865 outstanding shares of Class A Common Stock as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 14, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Envoy Medical, Inc.
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Comment:
Explanatory Note

The Reporting Persons (as defined below) inadvertently did not file a report on Schedule 13D when originally due but are now making this corrective filing after the oversight was discovered. The Reporting Persons' beneficial ownership of Class A Common Stock has been regularly reported and disclosed in Section 16 forms filed with the Securities and Exchange Commission (the "SEC") when required and was otherwise disclosed in the Issuer's proxy statement on Schedule 14A filed by the Issuer (as defined below) with the SEC on October 4, 2024.

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the Class A Common Stock of Envoy Medical, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 4875 White Bear Parkway, White Bear Lake, MN 55110. Prior to the closing of the Business Combination (as defined below) the Issuer was known as Anzu Special Acquisition Corp I, a Delaware corporation ("Anzu").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Anzu SPAC GP I LLC (the "Sponsor") and AICP III L.P., Anzu Industrial Capital Partners III, L.P. and Anzu Industrial Capital Partners III QP, L.P. (the "PIPE Investors" and, together with the Sponsor, the "Reporting Persons").
Residence or business address: The principal business address of the Reporting Persons is 12610 Race Track Road, Suite 250, Tampa, FL 33626.
Present principal occupation or employment: The principal business of the Reporting Persons is investing in securities.
Criminal convictions in the last five years: The managers of Anzu SPAC GP I LLC are David Seldin, David C. Michael and Whitney Haring-Smith (collectively, the "Related Managers"). Messrs. Seldin, Michael and Haring-Smith are citizens of the United States.
Civil proceedings (securities laws) in the last five years: The Reporting Persons and the Related Managers have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship:
The Reporting Persons and the Related Managers have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Each of Anzu SPAC GP I LLC, Anzu Industrial Capital Partners III, L.P. and Anzu Industrial Capital Partners III QP, L.P. is organized under the laws of the State of Delaware. AICP III L.P. is organized under the laws of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 30, 2020, the Sponsor subscribed for an aggregate of 7,187,500 shares of Class B Common Stock (the "Founder Shares"), for an aggregate purchase price of $25,000. Prior to the initial investment in Anzu by the Sponsor, Anzu had no assets, tangible or intangible. In February 2021, the Sponsor transferred 25,000 Founder Shares to each of Teresa A. Harris, Priya Cherian Huskins and Susan J. Kantor, Anzu's independent director nominees. On February 19, 2021, Anzu effected a stock dividend of 2,875,000 Founder Shares to the Sponsor, resulting in Anzu's initial stockholders holding an aggregate of 10,062,500 Founder Shares. On March 1, 2021, Anzu further effected a stock dividend of 2,012,500 Founder Shares to the Sponsor, resulting in Anzu's initial stockholders holding an aggregate of 12,075,000 Founder Shares. The Founder Shares included an aggregate of up to 1,575,000 shares that were subject to forfeiture depending on the extent that the underwriters' over-allotment option in the Issuer's initial public offering (the "IPO") was exercised, so that the number of Founder Shares would equal 20% of the Issuer's issued and outstanding common stock after the IPO. On April 14, 2021, the Sponsor forfeited 1,450,000 Founder Shares following the expiration of the unexercised portion of underwriters' over-allotment option, resulting in Anzu's initial stockholders holding an aggregate of 10,625,000 Founder Shares.

As described in the Current Report on Form 8-K filed by the Issuer with the SEC on October 5, 2023, pursuant to the terms of that certain Business Combination Agreement, dated as of April 17, 2023 (as amended, the "Business Combination Agreement"), by and among Anzu, Envoy Medical Corporation ("Envoy") and Envoy Merger Sub Inc., a wholly owned subsidiary of the Anzu ("Merger Sub"), the business combination (the "Business Combination") between Anzu and Envoy was consummated on September 29, 2023. In connection therewith, among other things, the following occurred:

the Sponsor forfeited 5,510,000 shares of Class B Common Stock;

the Sponsor exchanged 2,500,000 shares of Class B Common Stock for 2,500,000 shares of Series A Preferred Stock in a private exchange offer;

2,000,000 shares of Class B Common Stock held by the Sponsor automatically converted into 2,000,000 shares of Class A Common Stock (1,000,000 of which were unvested and subject to forfeiture (the "Unvested Class A Shares")); and

The PIPE Investors purchased an aggregate of 1,000,000 shares of Series A Preferred Stock in a private placement at a price of $10.00 per share for an aggregate purchase price of $10,000,000.

Immediately following the closing of the Business Combination on September 29, 2023, and as reported on a Form 4 filed by the Sponsor with the SEC on October 3, 2023, the share ownership for each of the Reporting Persons was as follows, based on an aggregate of 19,549,982 shares of Class A Common Stock outstanding as of such date:

(i) The Sponsor beneficially owned an aggregate of 4,043,478 shares of Class A Common Stock, consisting of (i) 1,000,000 shares of Class A Common Stock that were issued to the Sponsor in connection with the automatic conversion of 1,000,000 shares of Class B Common Stock, (ii) 2,173,913 shares of Class A Common Stock issuable upon the conversion of 2,500,000 shares of Series A Preferred Stock received by the Sponsor in a private exchange offer for 2,500,000 shares of Class B Common Stock and (iii) 869,565 shares of Class A Common Stock issuable upon the conversion of an aggregate of 1,000,000 shares of Series A Preferred Stock held by the PIPE Investors, constituting approximately 17.90% of the then-outstanding shares of Class A Common Stock.

(ii) AICP III, L.P. beneficially owned an aggregate of 200,000 shares of Class A Common Stock, consisting of 200,000 shares of Class A Common Stock issuable upon the conversion of 230,000 shares of Series A Preferred Stock issued to AICP III, L.P. pursuant to the Subscription Agreement, constituting approximately 1.01% of the then-outstanding shares of Class A Common Stock.

(iii) Anzu Industrial Capital Partners III, L.P. beneficially owned an aggregate of 65,217 shares of Class A Common Stock, consisting of 65,217 shares of Class A Common Stock issuable upon the conversion of 75,000 shares of Series A Preferred Stock issued to Anzu Industrial Partners III, L.P. pursuant to the Subscription Agreement, constituting approximately 0.33% of the then-outstanding shares of Class A Common Stock.

(iv) Anzu Industrial Capital Partners III QP, L.P. beneficially owned an aggregate of 604,348 shares of Class A Common Stock, consisting of 604,348 shares of Class A Common Stock issuable upon the conversion of 695,000 shares of Series A Preferred Stock issued to Anzu Industrial Capital Partners III QP, L.P. pursuant to the Subscription Agreement, constituting approximately 3.00% of the then-outstanding shares of Class A Common Stock.

On November 19, 2024, as reported on a Form 4 filed by the Sponsor with the SEC on November 21, 2024, the Sponsor made a pro-rata distribution in-kind of 1,000,000 shares of Class A Common Stock to its members for no consideration.

On December 20, 2024, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on December 20, 2024, the Issuer waived the restriction and vesting requirement for the Unvested Class A Shares, which became unrestricted and freely tradable, and the Sponsor converted 373,333 shares of Series A Preferred Stock into 1,028,986 shares of Class A Common Stock. On December 23, 2024, as reported on a Form 4 filed by the Sponsor with the SEC on December 26, 2024, the Sponsor made a pro-rata distribution in-kind of 2,028,986 shares of Class A Common Stock to its members for no consideration. As a result of these distributions, the Sponsor no longer beneficially owns any outstanding shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D in connection with their prior investment in Anzu and the subsequent closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their positions as securityholders of the Issuer, may engage in discussions with management, the Issuer's board of directors (the "Board"), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Issuer's Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: (1) - (b)
Number of shares as to which each person has sole or shared power to vote or dispose:
The information in Item 3 and Item 6 of this Schedule 13D is incorporated by reference into this Item 5.

The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 20,244,865 outstanding shares of Class A Common Stock as of November 13, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 14, 2024, and any shares of Class A Common Stock issuable upon the conversion of any shares of Series A Preferred Stock beneficially owned by such Reporting Person (collectively, the "Outstanding Shares").

(i) The Sponsor beneficially owns an aggregate of 2,718,841 shares of Class A Common Stock constituting approximately 11.33% of the Outstanding Shares. The Sponsor has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 1,849,276 shares of Class A Common Stock. Additionally, the PIPE Investors, each an affiliate of the Sponsor, beneficially own an aggregate of 869,565 shares of Class A Common Stock, as reported herein. As a result of the foregoing, the Sponsor has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 869,565 shares of Class A Common Stock.

(ii) AICP III, L.P. beneficially owns an aggregate of 200,000 shares of Class A Common Stock constituting approximately 0.98% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares of Class A Common Stock.

(iii) Anzu Industrial Capital Partners III, L.P. beneficially owns an aggregate of 65,217 shares of Class A Common Stock constituting approximately 0.32% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares of Class A Common Stock.

(iv) Anzu Industrial Capital Partners III QP, L.P. beneficially owns an aggregate of 604,348 shares of Class A Common Stock constituting approximately 2.90% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: Except as described elsewhere in this Schedule 13D, including in Items 3 and 6 incorporated herein by reference, during the past 60 days, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof, have effected any transactions with respect to the Issuer's Class A Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Issuer's Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3, 4 and 5 are incorporated by reference into this Item 6.

2020 Subscription Agreement

On December 30, 2020, Anzu and the Sponsor entered into a Subscription Agreement (the "2020 Subscription Agreement"), pursuant to which the Sponsor purchased 7,187,500 shares of Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share.

The above description of the 2020 Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the 2020 Subscription Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

On September 29, 2023, the Issuer, the Sponsor, certain former shareholders of Envoy and certain other stockholders of Anzu entered into the Amended and Restated Registration Rights and Lock-Up Agreement (the "A&R Registration Rights Agreement") pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the exercise of warrants and upon the conversion of shares of Series A Preferred Stock) and other equity securities of the Issuer that are held by parties thereto from time to time. In certain circumstances, various parties to the A&R Registration Rights Agreement are also entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations set forth in the A&R Registration Rights Agreement. In addition, the A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the security holders against certain liabilities.

The above description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Registration Rights Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Subscription Agreement

On April 17, 2023, Anzu entered into the Subscription Agreement with the Sponsor pursuant to which the Issuer issued, and the PIPE Investors purchased, concurrently with the closing of the Business Combination, an aggregate of 1,000,000 shares of Series A Preferred Stock in a private placement at a price of $10.00 per share for an aggregate purchase price of $10,000,000. The PIPE Investors have certain customary registration rights, including rights with respect to the filing of a shelf registration statement, underwritten offering rights and piggy-back rights, pursuant to the A&R Registration Rights Agreement (as described above) with respect to shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock.

The above description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a sponsor support and forfeiture agreement (as amended, the "Sponsor Support Agreement") with Anzu pursuant to which the Sponsor agreed, among other things, to vote to adopt and approve the Business Combination Agreement and all other documents and transactions contemplated thereby, to vote against any business combination proposal other than the Business Combination or other proposals that would impede or frustrate the Business Combination, to comply with the Business Combination Agreement's prohibition on soliciting any alternative business combination transaction, in each case, subject to the terms and conditions of the Sponsor Support Agreement. In addition, upon the closing of the Business Combination, the Sponsor (i) forfeited 5,510,000 shares of Class B Common Stock, (ii) forfeited 12,500,000 outstanding private warrants and (iii) exchanged 2,500,000 shares of Class B Common Stock for 2,500,000 shares of Series A Preferred Stock in a private exchange offer. The Sponsor further agreed that any dividends arising from such Series A Preferred Stock held by the Sponsor shall accrue and not require timely payment at any time when the Issuer has less than $10,000,000 of net tangible assets. In addition, the Sponsor also held 1,000,000 Unvested Class A Shares which were unvested and subject to forfeiture until the execution of the Conversion Agreement on December 20, 2024.

The above description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Conversion and Waiver Agreement

On December 20, 2024, the Issuer and the Sponsor entered into a Conversion and Waiver Agreement (the "Conversion Agreement"). At the time of entering into the Conversion Agreement, the Sponsor was the holder of 2,500,000 shares of Series A Preferred Stock and 1,000,000 Unvested Class A Shares, which shares were subject to certain restriction and risk of forfeiture pending the Issuer's achievement of certain milestones, as set forth in the Sponsor Support Agreement. Pursuant the terms set forth in the Certificate of Designation for the Series A Preferred Stock (the "Certificate of Designation"), the Series A Preferred Stock accrues dividends at a rate of 12% per annum based on a $10.00 per share original issue price. Pursuant to the terms of the Sponsor Support Agreement, the Issuer may under certain circumstances accrue such dividends otherwise payable to the Sponsor rather than paying them in cash.

Pursuant to the terms of the Conversion Agreement, effective upon the closing of the transactions under the Conversion Agreement, which occurred on December 20, 2024: (i) the Sponsor waived the Issuer's obligation to pay $3,733,333 of accrued dividends on the Series A Preferred Stock; (ii) the Issuer waived the restriction and vesting requirement for the Unvested Class A Shares, which became unrestricted and freely tradable; (iii) the Issuer made a voluntary, temporary reduction in the conversion price, pursuant to the terms of the Certificate of Designation, of all of the outstanding shares of Series A Preferred Stock effective December 20, 2024 through January 20, 2025 from $11.50 per share of Class A Common Stock issuable upon conversion of a share of Series A Preferred Stock to $3.63, with the conversion ratio determined by dividing the $10.00 original issue price of the Series A Preferred Stock by such conversion price; and (iv) the Sponsor converted 373,333 shares of Series A Preferred Stock into 1,028,986 shares of Class A Common Stock at the temporary conversion price.

The above description of the Conversion Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Conversion Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated as of December 26, 2024, by and between the Reporting Persons.

Exhibit 2 Securities Subscription Agreement, dated December 30, 2020, between Anzu and the Sponsor (incorporated by reference to Exhibit 10.5 to Anzu's Registration Statement on Form S-1 (File No. 333-252861) filed on February 8, 2021).
https://www.sec.gov/Archives/edgar/data/1840877/000110465921014526/tm213438d3_ex10-5.htm

Exhibit 3 Amended and Restated Registration Rights Agreement, dated September 29, 2023, by and among Anzu Special Acquisition Corp I, Anzu SPAC GP I LLC and certain stockholders (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on October 5, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000101376223002246/ea186352ex10-3_envoy.htm

Exhibit 4 Subscription Agreement, dated as of April 17, 2023 (incorporated by reference to Exhibit 10.1 to Anzu's Current Report on Form 8-K filed on April 18, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000110465923046443/tm2312890d1_ex10-1.htm

Exhibit 5 Amendment No. 1 to the Subscription Agreement, dated May 12, 2023, by and among Anzu Special Acquisition Corp I and Anzu SPAC GP I LLC (incorporated by reference to Exhibit 10.14 to Anzu's Registration Statement on Form S-4, filed on May 12, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000110465923060442/anzuu-20221231xex10d14.htm

Exhibit 6 Amendment No. 2 to the Subscription Agreement, dated August 23, 2023, by and among Anzu Special Acquisition Corp I and Anzu SPAC GP I LLC (incorporated by reference to Exhibit 10.28 to Anzu's Registration Statement on Form S-4/A, filed on September 12, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000110465923097879/tm2315063d13_ex10-28.htm

Exhibit 7 Sponsor Support and Forfeiture Agreement, dated as of April 17, 2023 (incorporated by reference to Exhibit 10.2 to Anzu's Current Report on Form 8-K filed on April 18, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000110465923046443/tm2312890d1_ex10-2.htm

Exhibit 8 Amendment No. 1 to Sponsor Support and Forfeiture Agreement, dated August 31, 2023 (incorporated by reference to Exhibit 10.30 to Anzu's Registration Statement on Form S-4/A, filed on September 1, 2023).
https://www.sec.gov/Archives/edgar/data/1840877/000110465923097879/tm2315063d13_ex10-30.htm

Exhibit 9 Conversion and Waiver Agreement, dated December 20, 2024, by and between Envoy Medical, Inc. and Anzu SPAC GP I LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on December 20, 2024).
https://www.sec.gov/ix?doc=/Archives/edgar/data/1840877/000121390024111279/ea0225604-8k_envoy.htm

## Signatures
- Anzu SPAC GP I LLC: /s/ Whitney Haring-Smith, Whitney Haring-Smith, Manager (12/26/2024)
- AICP III, L.P.: /s/ Whitney Haring-Smith, Whitney Haring-Smith, Managing Member (12/26/2024)
- Anzu Industrial Capital Partners III, L.P.: /s/ Whitney Haring-Smith, Whitney Haring-Smith, Managing Member (12/26/2024)
- Anzu Industrial Capital Partners III QP, L.P.: /s/ Whitney Haring-Smith, Whitney Haring-Smith, Managing Member (12/26/2024)